UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

First Robinson Financial Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

336188 10 7

(CUSIP Number)

Steven E. and Valerie J. Neeley
11500 East 775th Avenue
Robinson, Illinois 62454
(618) 544-7179

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 9, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 336188 10 7	SCHEDULE 13D	PAGE 2 OF 5

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Senco Construction, Inc. EI # 37-1335677

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) X

3. SEC USE ONLY

4. SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ___

6. CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 30,000 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 30,000 10. SHARED DISPOSITIVE POWER 0

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CUSIP No. 336188 10 7	SCHEDULE 13D	PAGE 3 OF 5
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ____

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.15%

14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer.

        The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of First Robinson Financial Corporation (the "Company"), located at 501 E. Main Street, Robinson, Illinois 62454

Item 2. Identity and Background.

       The name and address of the corporation filing this statement is Senco Construction, Inc. ("Senco"), Highway 33 East, P.O. Box 651, Robinson, IL 62454. Senco is a closely held corporation owned jointly by Steven E. Neeley and Valerie J. Neeley. Mr. & Mrs. Neeley reside at 11500 East 775th Avenue, Robinson, IL 62454. Mr. Neeley is the President of Senco and actively manages the company at Senco's business address. Mrs. Neeley is the Vice-President of Senco and is a homemaker. Neither Senco nor Mr. & Mrs. Neeley have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

       Mr. & Mrs. Neeley are citizens of the United States of America, and Senco is incorporated under the laws of the State of Illinois.

Item 3. Source and Amount of Funds or Other Consideration.

        Senco has acquired ownership of 30,000 shares of Common Stock as follows: 30,000 shares purchased by Senco with corporate funds, none of which were borrowed, at an aggregate cost of $376,890.75.

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CUSIP No. 336188 10 7	SCHEDULE 13D	PAGE 4 OF 5

Item 4. Purpose of Transaction.

       All of the shares purchased and/or acquired by Senco are for investment purposes. Senco may, from time to time depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock.

Item 5. Interest in Securities of Issuer.

       The aggregate number of shares of Common Stock owned by Senco of the date of this filing is 30,000 shares, representing 5.15% of the shares of Common Stock outstanding. Senco has sole voting and dispositive power over all 30,000 shares of the Common Stock. Mr. and Mrs. Neeley own one hundred percent of Senco jointly.

       There were no transactions effected in First Robinson Financial Corporation stock by Senco (or the Neeley's) within the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Senco, Steven E. Neeley and/or Valerie J. Neeley and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Senco Construction, Inc. are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7. Material to be Filed as Exhibits.

       None.

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CUSIP No. 336188 10 7	SCHEDULE 13D	PAGE 5 OF 5

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 9, 2001	/s/ Steven E. Neeley
Steven E. Neeley, President Senco Construction, Inc.